SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






          RYANAIR ANNOUNCES 16 NEW ROUTES AND 19th BASE IN DUSSELDORF
            4 NEW DESTINATIONS - ALICANTE, MAASTRICHT, PALMA & ZADAR
                       5MILLION FREE* SEATS TO CELEBRATE

Ryanair, Europe's largest low fares airline today (Tuesday, 6th February 2007) announced 16 new routes across Europe and its 19th base in Dusseldorf. This expansion brings Europe's lowest fares to four new airports, Alicante (Spain), Maastricht (Netherlands), Palma de Mallorca (Spain) and Zadar (Croatia). Ryanair now operates 454 low fare routes from 130 airports across Europe.

    FROM                      TO               STARTS
    Barcelona                 Maastricht        Jun
    Dublin                    Alicante          May
                              Bremen            May
    Dusseldorf                Alghero           Jun
                              Alicante          Jun
                              Palma             Jun
                              Venice            Jun
    Frankfurt                 Palma             Apr
    Liverpool                 Alicante          Apr
                              Palma             Mar
    Pisa                      Alicante          Apr
                              Palma             Apr
    Rome                      Zaragoza          Mar
    Stansted                  Alicante          Mar
                              Palma             Apr
                              Zadar             Apr

Announcing today's expansion, Ryanair's Head of Communications, Peter Sherrard said:

        "In the next year, 50M passengers will save over EUR5bn with Ryanair's lowest fares and no fuel surcharge guarantee. Today's expansion will drive down prices to 4 exciting new destinations, Alicante, Maastricht, Palma and Zadar and sees the launch of our 19th European base in Dusseldorf Weeze.

        "These 16 new routes are available for immediate booking on www.ryanair.com, and to celebrate we are offering 5 million FREE seats so passengers should get online immediately, before they are all snapped up".

        "In order to accommodate these 16 new routes, Ryanair has today announced the withdrawal of 2 routes, Girona to Marrakesh and Stansted to Deauville".

Ends.                                             Tuesday, 6th February 2007



For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 366



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 February 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director